Exhibit 4.5.1

AMENDMENT TO
Endologix, Inc. 2017 Inducement Stock Incentive Plan

Effective as of July 3, 2019, and pursuant to approval by the Compensation Committee of Endologix, Inc. on such date, the maximum number of shares issuable pursuant to Section 4.1 of the Endologix, Inc. 2017 Inducement Stock Incentive Plan approved by the Board on October 27, 2017 (the “2017 Inducement Plan”), is hereby increased from 400,000 to 900,000 shares of Stock.

Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the 2017 Inducement Plan.

Except as herein provided, all provisions of the 2017 Inducement Plan shall remain in full force and effect.